SCHEDULE 13D

Amendment No. 2
America West Holdings Corporation
Class B Common Stock, $0.01 par value per share
Cusip #023657208


Cusip # 023657208
Item 1:	Reporting Person - FMR Corp. - (Tax ID:  04-2507163)
Item 2:	See Item #5
Item 4:	PF, but see Item #3
Item 6:	Commonwealth of Massachusetts
Item 7:	772,300 shares of Class B Common Stock (including
19,100 shares issuable upon exercise 	of Warrants of
America West Airlines, Inc.)
Item 8:	None
Item 9:	4,180,800 shares of Class B Common Stock (including
19,100 shares issuable upon exercise 	of Warrants of
America West Airlines, Inc.)
Item 10:	None
Item 11:	4,526,400 shares of Class B Common Stock
(including 390,100 shares issuable upon 	exercise of
Warrants of America West Airlines, Inc.)
Item 13:	10.04%
Item 14:	HC


PREAMBLE

	The filing of this Schedule 13D is not, and should not be deemed to be, an admission that such Schedule 13D is required to be filed. See the discussion under Item 2.

Item 1.	Security and Issuer.

	The securities to which this statement relates are the Class B common stock, $0.01 par value per share (the
"Class B Common Stock"), of America West Holdings
Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 4000 East Sky Harbor Boulevard, Phoenix, AZ 85034.

Item 2	Identity and Background.

	Item 2 is amended as follows:

	This statement is being filed by FMR Corp., a Massachusetts Corporation ("FMR"). A separate Schedule 13D is being filed by Fidelity International Limited, a Bermuda joint stock company incorporated for an unlimited duration by private act of the Bermuda legislature ("FIL"). FMR is a holding company one of whose principal assets is the capital sock of a wholly-owned subsidiary, Fidelity Management & Research Company ("Fidelity"), which is also a Massachusetts corporation. Fidelity is an investment advisor which is registered under Section 203 of the Investment Advisors Act of 1940 and which provides investment advisory services to more than 30 investment companies which are registered under
Section 8 of the Investment Company Act of 1940 and serves as investment advisor to certain other funds which are generally offered to limited groups of investors (the "Fidelity Funds"). Fidelity Management Trust Company ("FMTC"), a wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, as amended, serves as trustee or managing agent for various private investment accounts, primarily employee benefit plans and serves as investment advisor to certain other funds which are generally offered to limited groups of investors (the "Accounts"). Various directly or indirectly held subsidiaries of FMR are also engaged in investment management, venture capital asset management, securities brokerage, transfer and shareholder servicing and real estate development. The principal offices of FMR, Fidelity, and FMTC are located at 82 Devonshire Street, Boston, Massachusetts 02109.

	FIL is an investment advisor which provides investment advisory and management services to a number of non-U.S. investment companies or instrument trusts (the
"International Funds") and certain institutional investors.
Prior to June 30, 1980, FIL was a majority-owned subsidiary of Fidelity. On that date, the shares of FIL held by Fidelity were distributed, as a dividend, to the shareholders of FMR. FIL currently operates as an entity independent of FMR and Fidelity, with certain common shareholders. The International Funds and FIL's other clients, with the exception of Fidelity and an affiliate of Fidelity, are non-U.S. entities. Various foreign-based subsidiaries of FIL are also engaged in investment management. The principal office of FIL is located at Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda.

	Members of the Edward C. Johnson 3d family are the predominant owners of Class B shares of common stock of FMR representing approximately 49% of the voting power of FMR. Mr. Johnson 3d owns 12.0% and Abigail Johnson owns 24.5% of the aggregate outstanding voting stock of FMR. Mr. Johnson 3d is the Chairman of FMR. The Johnson family group and all other Class B shareholders have entered into a shareholders' voting agreement under which all Class B shares will be voted in accordance with the majority vote of Class B shares. Accordingly, through their ownership of voting common stock and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR. The business address and principal occupation of Mr. Johnson 3d is set forth in Schedule A hereto.

	In addition, a partnership controlled by Mr. Johnson 3d and members of his family own shares of FIL voting stock with the right to cast approximately 47.22% of the total votes which may be cast by all holders of FIL voting stock.
Mr. Johnson 3d is Chairman of FMR and FIL. FMR and FIL are separate and independent corporate entities. FMR and FIL are managed independently and their Boards of Directors are generally composed of different individuals. Their investment decisions are made independently, and clients are different organizations. The business address and principal occupation of Mr. Johnson 3d is set forth in Schedule A hereto.

	The Class B Common Stock to which this statement relates are owned directly by eight of the Fidelity Funds, thirty-two of the Accounts, and by Fidelity International
Limited, through its subsidiaries and affiliates.

	FMR and FIL are of the view that they are not acting as a "group" for purposes of Section 13(d) under the Securities Exchange Act of 1934 (the "1934 Act") and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities "beneficially owned" by the other corporation within the meaning of Rule 13d-3 promulgated under the 1934 Act. Therefore, they are of the view that the Class B Common Stock held by the other corporations need not be aggregated for purposes of Section 13(d). However, FMR is making this filing on a voluntary basis as if all of the Shares of Class B Common Stock are beneficially owned by FMR and FIL on a joint basis.

	The name, residence or business address, principal occupation or employment and citizenship of each of the executive officers and directors of FMR are set forth in Schedule A hereto.

	Within the past five years, none of the persons named in this Item 2 or listed on Schedule A has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding and as a result thereof was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

	Item 3 is amended as follows:

	The Fidelity Funds received 4,185,800 shares of Class B Common Stock pursuant to an Agreement and Plan of Merger among the Company, America West Airlines, Inc. ("AWA") and
AWA Merger, Inc., a Delaware corporation and wholly-owned subsidiary of the Company ("Merger Sub") whereby Merger Sub was merged with and into AWA, with AWA as the surviving corporation (the "Merger"). By virtue of the Merger, AWA became a wholly-owned subsidiary of the Company and each issued and outstanding share of Class B common stock, par value $0.01 per share of AWA (the "AWA Class B Common
Stock") was converted into one share of Class B Common
Stock. As a result, the Fidelity Funds, effective as of midnight on December 31, 1996, became the owner of the same number of shares of Class B Common Stock as the number of shares of AWA Class B Common Stock owned prior to the Merger. The Fidelity Funds also hold Warrants issued by
AWA, which as a result of the Merger, now entitle the Fidelity Funds to purchase one share of Class B Common Stock per Warrant held.

	Since the Merger, the Fidelity Funds have purchased and sold Class B Common Stock. The attached Schedule B sets forth the Class B Common Stock purchased and/or sold since
June 4, 1997. Except purchases made on margin pursuant to typical customer margin agreements, the Fidelity Funds used their own assets in making such purchases and no part of the purchase price is represented by borrowed funds.

	The Accounts received 806,221 shares of Class B Common
Stock in connection with the conversion of AWA Class B
Common Stock into Class B Common Stock pursuant to the
Merger. The Accounts also hold Warrants issued by AWA, which as a result of the Merger, now entitle the Accounts to purchase one share of Class B Common Stock per Warrant held.

	Since the Merger, the Accounts have purchased and sold Class B Common Stock. The attached Schedule B sets forth the Class B Common Stock purchased and/or sold since June 4, 1997. Except purchases made on margin pursuant to typical customer margin agreements, the Accounts used their own assets in making such purchases and no part of the purchase price is represented by borrowed funds.

	The International Funds and accounts received 0 shares of Class B Common Stock in connection with the conversion of AWA Class B Common Stock into Class B Common Stock pursuant to the Merger. The International Funds and accounts also hold Warrants issued by AWA, which as a result of the Merger, now entitle the International Funds and accounts to purchase one share of Class B Common Stock per Warrant held.

	Since the Merger, the International Funds and accounts purchased 434,200 shares of Class B Common Stock for cash in the amount of approximately $6,735,446, including brokerage commissions. The International Funds and accounts used their own assets in making such purchases and no part of the purchase price is represented by borrowed funds. The International Funds and accounts sold 88,600 shares of Class
B Common Stock for chash in the amoun of approximately $1,310,818, including brokerage and commissions.

	On March 1, 1996, the Shares beneficially owned by the Fidelity Funds and the Accounts decreased by 202,500 Shares as a result of the event described in Item 5(c) below.

Item 4.	Purpose of Transaction.

	Item 4 is amended as follows:

	As described in Item 3, the Class B Common Stock was acquired by the Fidelity Funds and Accounts through the exchange of equity securities of AWA for equity securities of the Company pursuant to the Merger. Other shares of Class B Common Stock have been purchased by the Fidelity Funds and Accounts in pursuit of specified investment objectives established by the Board of Trustees of the Fidelity Funds and by the investors in the Accounts. The Fidelity Funds and Accounts hold the shares of Class B Common Stock for investment purposes.

	Fidelity and FMTC, respectively may continue to have the Fidelity Funds and the Accounts purchase Class B Common Stock subject to a number of factors, including, among others, the availability of Class B Common Stock for sale at what they consider to be reasonable prices and other investment opportunities that may be available to the Fidelity Funds and Accounts.

	Fidelity and FMTC, respectively, intend to review continuously the equity position of the Fidelity Funds and Accounts in the Company. Depending upon future evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, Fidelity may determine to cease making additional purchases of Class B Common Stock or to increase or decrease the equity interest in the Company by acquiring additional Class B Common Stock, or by disposing of all or a portion of the Class B Common Stock.

	Neither Fidelity nor FMTC has any present plan or proposal which relates to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale of transfer of a material amount of assets involving the Company or any of its subsidiaries, (ii) any change in the Company's present Board of Directors or management, (iii) any material changes in the Company's present capitalization or dividend policy or any other material change in the Company's business or corporate structure, (iv) any change in the Company's charter or by-laws, or (v) the Company's common stock becoming eligible for termination of its registration pursuant to Section 12(g)(4) of the 1934 Act.

Item 5.	Interest in Securities of Issuer.

	Item 5 is amended as follows:

	Although Item 5 assumes that FMR, Fidelity, FMTC, and
FIL beneficially own all 4,526,400 Shares of Class B Common
Stock, reference is made to Item 2 for a disclaimer of beneficial ownership with respect to the securities which are "beneficially owned" by the other corporations.

	(a)	   FMR beneficially owns, through Fidelity, as
investment advisor to the Fidelity Funds, 3,295,500 Shares of Class B Common Stock (including 371,000 shares issuable upon exercise of Warrants of America West Airlines, Inc.) or approximately 7.31% of the outstanding Class B Common Stock of the Company, and through FMTC, the managing agent for the Accounts, 885,300 shares of Class B Common Stock (including 19,100 shares issuable upon exercise of Warrants of AWA), or approximately 1.96% of the outstanding Class B Common Stock of the Company. As indicated, the number of shares of Class
B Common Stock held by the Fidelity Funds and the Accounts includes 390,100 shares of Class B Common Stock resulting from the assumed conversion of 390,100 Warrants of AWA (1 share of Class B Common Stock for each Warrant of AWA). FIL beneficially owns, as investment advisor to the International Funds, 345,600 Shares of Class B Common Stock or approximately 0.77% of the outstanding Shares of Class B Common Stock of the Company. Neither FMR, Fidelity, FMTC, Edward C. Johnson 3d, FIL nor any of its affiliates nor, to the best knowledge of FMR, any of the persons named in Schedule A hereto, beneficially owns any other Shares of Class B Common Stock. The combined holdings of FMR,
Fidelity, FMTC, and FIL are 4,526,400 Shares of Class B
Common Stock (including 390,100 shares issuable upon exercise of Warrants of America West Airlines, Inc.), or approximately 10.04% of the outstanding Class B Common Stock of the Company.

	(b)	   FMR, through its control of Fidelity,
investment advisor to the Fidelity Funds, and the Fidelity Funds each has sole power to dispose of the Class B Common Stock. Neither FMR nor Mr. Johnson 3d has the sole power to vote or direct the voting of the 3,295,500 Class B Common Stock owned directly by certain Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the Shares under written guidelines established by the Funds' Board of Trustees. FMR, through its control of FMTC, investment manager to the Accounts, and the Accounts each has sole dispositive power over 885,300 shares of Class B Common Stock (including 19,100 shares issuable upon exercise of Warrants of AWA) and sole power to vote or to direct the voting of 772,300 shares of Class B Common Stock (including 19,100 shares issuable upon exercise of Warrants of AWA), and no power to vote or to direct the voting of 113,000 shares of Class B Common Stock (including 0 shares issuable upon exercise of Warrants of AWA) owned by the Accounts.


	(c)	   Except as set forth in Schedule B, neither FMR,
or any of its affiliates, nor, to the best knowledge of FMR, any of the persons named in Schedule A hereto has effected any transaction in the Class B Common Stock during the past sixty (60) days.

Item 6.	Contract, Arrangements, Understandings or
Relationships With Respect to 	Securities of the Issuer.

	DDJ Capital Management, LLC or an affiliate of such Company ("DDJ"), provides investment advisory consulting services for FMTC's use in connection with FMTC's investment management of two Accounts. DDJ is not a direct or indirect subsidiary or affiliate of FMR Corp. or FMTC; DDJ has no shared or sole voting or dispositive power or any other investment discretion with respect to such securities or any other securities owned by Accounts managed by FMTC.

	Other than the margin agreements described in Item 3 above and except as may otherwise be described herein, neither FMR nor any of its affiliates nor, to the best knowledge of FMR, any of the persons named in Schedule A hereto has any joint venture, finder's fee, or other contract or arrangement with any person with respect to any securities of the Company.

	The Company, certain of its Accounts and certain other security holders of the Company are parties to a Registration Rights Agreement dated August 25, 1994 obligating the Company to register under the Securities Act of 1933, as amended, certain of the shares of Class B Common
Stock.

	In addition, one of the Company's Accounts, Belmont
Capital Partners II, a Bermuda limited partnership, used funds borrowed under a Credit Agreement to purchase shares of Class B Common Stock, which borrowings have since been repaid.

	The Funds and Accounts may from time to time own debt securities issued by the Company or its direct or indirect subsidiaries, and may from time to time purchase and/or sell such debt securities.

Item 7.	Material to be Filed as Exhibits.

	Not Applicable.

	This statement speaks as of its date, and no inference should be drawn that no change has occurred in the facts set forth herein after the date hereof.

						Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

						FMR Corp.



DATE:	July 30, 1997	By:	/s/Arthur
Loring
	Arthur Loring
	Vice President-Legal




SCHEDULE A

	The name and present principal occupation or employment of each executive officer and director of FMR Corp. are set forth below. The business address of each person is 82
Devonshire Street, Boston, Massachusetts 02109, and the address of the corporation or organization in which such employment is conducted is the same as his business address.
All of the persons listed below are U.S. citizens.

					POSITION WITH
									PRINCIPAL
NAME	FMR CORP.	OCCUPATION

Edward C. Johnson 3d	President,
	Chairman of the
Director, CEO	Board and CEO,
FMR
Chairman &	Corp.
Mng. Director

J. Gary Burkhead	Director and Vice Chairman	President,
Fidelity
	Investments
		Institutional
Services
		Company, Inc.

James C. Curvey	Director, Vice Chairman,	Chief Operating
Officer, 		Chief Operating
Officer 	FMR

William L. Byrnes	Director & Mng.	Vice Chairman,
FIL
Director

Abigail P. Johnson	Director	Associate
Director and 			Senior
Vice President - 			Fidelity
Management & 			Research
Company

George A. Vanderheiden	Director
	Senior Vice President,
		Fidelity
Management & 			Research
Company

David C. Weinstein	Sr. Vice President	Sr. Vice
President
Administration	Administration,
FMR 	Corp.


Mark A. Peterson	Executive Vice President	President -
Fidelity
	Investments Technology 			&
Processing Group

Gerald M. Lieberman	Sr. Vice Pres. - 	Sr. Vice Pres.
-
Chief Financial	Chief Financial
Officer	Officer, FMR
Corp.




SCHEDULE B
America West Holdings Corporation

Four Fidelity Funds purchased Class B Common Stock since
June 4, 1997 at the dates and at the prices set forth below.
The transactions were made for cash in open market transactions or with other investment companies with the same or an affiliated investment advisor.

			DATE			SHARES		PRICE
			06/05/97			5,000
	$15.25
			06/06/97			10,000			15.41
			06/09/97			10,000			15.44
			06/10/97			100			15.13
			06/12/97			25,000			15.75
			06/13/97			200			15.63
			06/16/97			15,300			15.25
			07/09/97			200			15.50
			07/11/97			34,300			14.29
			07/14/97			25,000			14.44
			07/15/97			88,800			14.48
			07/16/97			28,600			14.63


SCHEDULE B


America West Holdings Corporation

Six Fidelity Funds sold Class B Common Stock since June 4,
1997 at the dates and at the prices set forth below. The transactions were made for cash in open market transactions or with other investment companies with the same or an affiliated investment advisor.

			DATE			SHARES		PRICE
			06/09/97			300			$15.38
			06/17/97			30,000			15.13
			06/27/97			30,000			14.50
			06/30/97			37,500			14.65
			07/01/97			7,500			14.61
			07/09/97			30,000			13.64
			07/10/97			54,500			13.75
			07/14/97			59,700			14.50
			07/15/97			13,800			14.50
			07/16/97			28,600			14.63
			07/17/97			25,000			14.72
			07/18/97			25,000			14.53
			07/21/97			25,000			13.82
			07/22/97			25,000			13.28
			07/23/97			15,200			13.23
			07/24/97			65,000			13.18


SCHEDULE B


America West Holdings Corporation

One Fidelity Fund purchased America West Wts 8/25/99 B
Warrants since June 4, 1997 at the dates and at the prices set forth below. The transactions were made for cash in open market transactions or with other investment companies with the same or an affiliated investment advisor.

			DATE			SHARES		PRICE
			06/10/97			18,700			$5.85
			06/11/97			15,300			5.98
			06/12/97			25,000			6.13
			06/13/97			15,000			6.13
			06/16/97			9,400			5.99
			06/17/97			10,000			5.81



SCHEDULE B


America West Holdings Corporation

Two Fidelity Funds sold America West Wts 8/25/99 B Warrants since June 4, 1997 at the dates and at the prices set forth below. The transactions were made for cash in open market transactions or with other investment companies with the same or an affiliated investment advisor.

			DATE			SHARES		PRICE
			06/04/97			2,900			$5.66
			06/27/97			6,400			4.91
			06/30/97			15,000			4.77
			07/01/97			1,700			5.00
			07/02/97			6,900			5.08
			07/07/97			14,800			4.83
			07/08/97			22,900			4.65
			07/09/97			19,000			4.41
			07/10/97			51,521			4.50
			07/11/97			27,500			4.78
			07/14/97			18,700			4.92
			07/15/97			4,700			5.03
			07/16/97			14,000			5.05
			07/17/97			16,900			5.11
			07/18/97			1,500			5.06
			07/21/97			2,900			4.80
			07/22/97			4,800			4.40
			07/23/97			4,579			4.58
			07/24/97			14,100			4.11


SCHEDULE B


America West Holdings Corporation

Ten Accounts purchased Class B Common Stock since June 4,
1997 at the dates and at the prices set forth below. The transactions were made for cash in open market transactions or with other investment companies with the same or an affiliated investment advisor.

			DATE			SHARES		PRICE
			06/09/97			5,700
	$15.56
			06/10/97			6,300			15.13
			06/17/97			300			15.13
			06/20/97			16,800			14.88
			06/23/97			35,600			14.82
			06/25/97			6,900			14.68
			06/27/97			26,000			14.54
			07/18/97			21,200			14.50
			07/21/97			11,800			13.45
			07/23/97			5,100			13.13


SCHEDULE B


America West Holdings Corporation

Two Accounts sold America West Class B Common Stock since
June 4, 1997 at the dates and at the prices set forth below.
The transactions were made for cash in open market transactions or with other investment companies with the same or an affiliated investment advisor.

			DATE			SHARES		PRICE
			06/10/97			1,300
	$15.24
			06/12/97			12,000			15.75



SCHEDULE B


America West Holdings Corporation

One Account sold America West Wts 8/25/99 B Warrants since
June 4, 1997 at the dates and at the prices set forth below.
The transactions were made for cash in open market transactions or with other investment companies with the same or an affiliated investment advisor.

			DATE			SHARES		PRICE
			06/04/97			1,100			$5.66
			06/05/97			16,300			5.89
			06/06/97			15,500			5.99
			06/09/97			1,100			6.00
			06/11/97			5,000			6.00
			06/12/97			40,000			6.03
			06/13/97			20,300			6.06
			06/17/97			30,000			5.80
			06/23/97			10,000			5.50
			06/24/97			20,000			5.15
			06/25/97			7,200			5.00
			06/27/97			600			4.91
			07/01/97			100			5.00
			07/02/97			600			5.08
			07/07/97			1,300			4.83
			07/08/97			2,100			4.65
			07/09/97			1,700			4.41
			07/10/97			4,300			4.50
			07/11/97			2,500			4.78
			07/14/97			1,300			4.92
			07/15/97			300			5.03
			07/16/97			1,000			5.05
			07/17/97			4,600			5.11
			07/18/97			500			5.06
			07/21/97			1,100			4.80
			07/22/97			1,700			4.40
			07/23/97			2,121			4.38
			07/24/97			900			4.11